99.5 Policy With Respect To Related Person Transactions

SILVER HILL MINES, INC.

POLICY WITH RESPECT TO RELATED PERSON TRANSACTIONS

The policy of Silver Hill Mines, Inc. (the “Corporation”) with respect to related person transactions is that the Corporation shall not enter into any transaction with any related person of any of the Corporation’s directors, director nominees, executive officers, officers, shareholders holding 5% or more of the Corporation’s stock and their respective family members without the written approval of the Audit Committee of the Corporation’s Board of Directors.

Prior to approving any transaction with a related person, the Audit Committee will determine that (i) there is a good faith business reason for the Corporation to engage in the transaction, (ii) the transaction is on terms not less fair to the Corporation than could be obtained for similar goods or services from an unrelated party as a result of arm's length negotiations, and (iii) with respect to the Corporation’s directors, director nominees, executive officers, and officers, such transaction will not compromise the independence of the involved director, director nominee, executive officer, or officer.

For purposes of this policy “transaction” includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships without regard to dollar value, “related person” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, nominee for director, executive officer, officer, or shareholder holding 5% or more of the Corporation’s stock and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director, or shareholder.

The Audit Committee has reviewed the types of transactions described below and determined that each of the following will be deemed to be pre-approved by the Committee regardless of the amount:

1. Employment of Executive Officers. Any employment by the Corporation of an executive officer of the Corporation if the related compensation is required to be reported in the Company’s proxy statement under Item 402 of the Securities and Exchange Commission’s ("SEC’s") compensation disclosure requirements (generally applicable to "named executive officers").

2. Director compensation. Any compensation paid to a director if the compensation is required to be reported in the Corporation’s proxy statement under Item 402 of the SEC’s compensation disclosure requirements.

Adopted by the Board of Directors on April 29, 2008.